1401 Eye Street NW, Suite 800, Washington, DC 20005 • (202) 783-3300

July 9, 2020

VIA EDGAR

Mr. Tim Buchmiller

Mr. Joseph McCann

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Humanigen, Inc.
Registration Statement on Form S-1
Filed June 15, 2020
File No. 333-239161

Ladies and Gentlemen:

On behalf of our client, Humanigen, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-captioned registration statement on Form S-1 (the “Registration Statement”). In connection with this letter, the Company is today filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) by EDGAR.

For your convenience, each of the Staff’s comments included in its letter dated June 29, 2020 is reprinted below in italics, and is followed by the Company’s response.

Registration Statement on Form S-1

Overview, page 1

1.	We note your disclosure that lenzilumab has been shown to be generally safe in Phase I and Phase II studies. Please remove all statements in your prospectus that present your conclusions regarding the safety or efficacy of your product candidates as these determinations are within the authority of the FDA and comparable regulatory bodies.

RESPONSE: The Company acknowledges the comment and has revised its disclosures accordingly throughout the prospectus forming a part of Amendment No. 1.

polsinelli.com

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Polsinelli PC, Polsinelli LLP in California

July 9, 2020

COVID-19, page 1

2.	In the last paragraph of this section, please briefly indicate, if true, that the compassionate use study of lenzilumab in the Mayo Clinic system did not contain a control group.

RESPONSE: The Company acknowledges the comment and has revised the disclosures included in the prospectus forming a part of Amendment No. 1 regarding the compassionate use data generated by the Mayo Clinic accordingly.

Our Pipeline, page 2

3.	Please revise your table in this section and on page 35 to add separate columns for each phase of clinical development – Preclinical, Phase 1, Phase 2 and Phase 3 – and include an arrow for each of your product candidates showing the current status of development for each such product candidate for the indications in your table.

RESPONSE: The Company acknowledges the comment and has revised the pipeline chart presented in the prospectus forming a part of Amendment No. 1 accordingly.

General

4.	According to media reports, lawsuits have been filed in the State of New York with respect to your June 2, 2020 private placement. Please tell us whether such lawsuits present material risks to you, and, if so, revise the prospectus to discuss them.

RESPONSE: The Company acknowledges the comment and has revised the litigation disclosures presented in the prospectus forming a part of Amendment No. 1 accordingly.

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If you have any questions or would like further information with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (202) 626-8357 or by email at kvold@polsinelli.com.

Sincerely,

/s/ Kevin L. Vold

cc:	Dr. Cameron Durrant
Chairman of the Board and Chief Executive Officer, Humanigen, Inc.